FORM C

FORM C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form C: Filer Information

Filer CIK:	0002130880
Filer CCC:	xn3@Ga7l
Is this a LIVE or TEST Filing?	○ LIVE ◉ TEST
Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption?	☐
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Submission Contact Information

Name:	Eric Choi
Phone Number:	310-968-7900
Contact E-Mail Address:	eric.choi@satschel.com
Notify via Filing Website only?	☐

Form C: Issuer Information

Issuer Information

Name of Issuer:	Satschel, Inc

Legal Status of Issuer:

Form:	Corporation
Jurisdiction of Incorporation/Organization:	DELAWARE
Date of Incorporation/Organization:	04-06-2021

Physical Address of Issuer:

Address 1:	30 Augusta Canyon Way
City:	Las Vegas
State/Country:	NEVADA
Mailing Zip/Postal Code:	89141
Website of Issuer:	satschel.com
Is there a Co-issuer?	○ Yes ◉ No

Intermediary through which the Offering will be Conducted:

CIK:	0001713330
Company Name:	LIQUIDITY.IO, LLC
Commission File Number:	008-70000

CRD Number: 000289499

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 0

Type of Security Offered: Preferred Stock

Target Number of Securities to be Offered: 30000000

Price (or Method for Determining Price): Price (or method for determining price): Investment made via SAFE; shares issuable upon conversion at a price determine by the post-money valuation cap implied by the offering's overall economics (up to 10% of fully diluted equity for up to $100,000,000 i

Target Offering Amount: 5000000.00

Oversubscriptions Accepted: ○ Yes ◉ No

Deadline to reach the Target Offering Amount: 08-24-2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees: 25.00

Total Assets Most Recent Fiscal Year-end: 3438385.00

Total Assets Prior Fiscal Year-end: 877131.00

Cash and Cash Equivalents Most Recent Fiscal Year-end: 3392263.00

Cash and Cash Equivalents Prior Fiscal Year-end: 355082.00

Accounts Receivable Most Recent Fiscal Year-end: 10000.00

Accounts Receivable Prior Fiscal Year-end: 0.00

Short-term Debt Most Recent Fiscal Year-end: 0.00

Short-term Debt Prior Fiscal Year-end: 0.00

Long-term Debt Most Recent Fiscal Year-end: 0.00

Long-term Debt Prior Fiscal Year-end: 0.00

Revenue/Sales Most Recent Fiscal Year-end: 293364.00

Revenue/Sales Prior Fiscal Year-end: 378268.00

Cost of Goods Sold Most Recent Fiscal Year-end:	0.00
Cost of Goods Sold Prior Fiscal Year-end:	0.00
Taxes Paid Most Recent Fiscal Year-end:	0.00
Taxes Paid Prior Fiscal Year-end:	0.00
Net Income Most Recent Fiscal Year-end:	0.00
Net Income Prior Fiscal Year-end:	0.00
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALABAMA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALASKA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ARIZONA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ARKANSAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CALIFORNIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	COLORADO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CONNECTICUT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	DELAWARE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	DISTRICT OF COLUMBIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	FLORIDA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	GEORGIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	HAWAII
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	IDAHO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ILLINOIS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	INDIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	IOWA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KANSAS

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KENTUCKY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	LOUISIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MAINE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MARYLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MASSACHUSETTS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MICHIGAN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MINNESOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSISSIPPI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSOURI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MONTANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEBRASKA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEVADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW HAMPSHIRE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW JERSEY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW MEXICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW YORK
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OHIO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OKLAHOMA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OREGON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PENNSYLVANIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PUERTO RICO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: RHODE ISLAND

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: SOUTH CAROLINA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: SOUTH DAKOTA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: TENNESSEE

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: TEXAS

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: UTAH

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: VERMONT

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: VIRGINIA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: WASHINGTON

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: WEST VIRGINIA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: WISCONSIN

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: WYOMING

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer: Satschel, Inc

Signature: Eric Choi (Sep 3, 2026 09:48:56 PDT)

Title: Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: Eric Choi (Sep 3, 2026 09:48:56 PDT)

Title: Director

Date: 09/03/2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: Austin Trombley

Austin Trombley (Sep 3, 2026 12:52:12 EDT)

Title: Director

Date: 09/03/2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: Jason New (Sep 3, 2026 18:47:34 EDT)

Title: Director

Date: 09/03/2026

operations@harmoniouscapitaladmin.com

Final Audit Report 2026-09-03

Created:	2026-09-02
By:	Harmonious Capital Administration (operations@harmoniouscapitaladmin.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAEfCwgEsJ1QeWbvCix_I6J5B49vx0iJfy

"operations@harmoniouscapitaladmin.com" History

- Document created by Harmonious Capital Administration (operations@harmoniouscapitaladmin.com)
  2026-09-02 - 10:20:33 PM GMT
- Document emailed to Eric Choi (eric.choi@satschel.com) for signature
  2026-09-02 - 10:22:00 PM GMT
- Email viewed by Eric Choi (eric.choi@satschel.com)
  2026-09-02 - 10:22:10 PM GMT
- Document e-signed by Eric Choi (eric.choi@satschel.com)
  Signature Date: 2026-09-03 - 4:48:56 PM GMT - Time Source: server - Signature Appearance Selected: MOBILE_DRAW
- Document emailed to austin.trombley@satschel.com for signature
  2026-09-03 - 4:48:58 PM GMT
- Email viewed by austin.trombley@satschel.com
  2026-09-03 - 4:49:10 PM GMT
- Signer austin.trombley@satschel.com entered name at signing as Austin Trombley
  2026-09-03 - 4:52:10 PM GMT
- Document e-signed by Austin Trombley (austin.trombley@satschel.com)
  Signature Date: 2026-09-03 - 4:52:12 PM GMT - Time Source: server - Signature Appearance Selected: TYPE
- Document emailed to jason@thenewsnyc.com for signature
  2026-09-03 - 4:52:14 PM GMT
- Email viewed by jason@thenewsnyc.com
  2026-09-03 - 10:44:25 PM GMT
- Signer jason@thenewsnyc.com entered name at signing as Jason New
  2026-09-03 - 10:47:32 PM GMT

Document e-signed by Jason New (jason@thenewsnyc.com)

Signature Date: 2026-09-03 - 10:47:34 PM GMT - Time Source: server - Signature Appearance Selected: MOBILE_DRAW

Agreement completed.

2026-09-03 - 10:47:34 PM GMT